Exhibit 99.1

SATMEX PRESS RELEASE

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT

Satmex Announces Increase in Interest Rate Under First Priority Note

Mexico, D.F. June 2, 2010 – On May 7, 2010, Satélites Mexicanos, S.A. de C.V. (the “Company”) announced that it had entered into a definitive construction agreement with Space Systems/Loral, Inc. for the construction of a new satellite, Satmex 8. Satmex also announced that it had obtained waivers of certain indenture covenants from the holders of a majority of each of its outstanding First Priority Senior Secured Notes due 2011 and Second Priority Senior Notes due 2013 to allow it to enter into the agreement with Space Systems/Loral and a satellite launch agreement for Satmex 8, and to make up to U.S.$100,000,000 of cash payments in connection therewith. In connection with the waiver, Satmex agreed to an increase in the interest rates payable on the First Priority Notes to LIBOR plus 9.25%, with further potential increases upon the occurrence of certain events, including the failure of the Company to enter into an agreement for the sale of all or substantially all of its assets or capital stock prior to May 30, 2010.

As of May 30, 2010, Satmex had not entered into such an agreement, and Satmex is not currently engaged in active negotiations with respect to any such sale. Therefore, as of May 30, 2010, the interest rate on Satmex’s First Priority Notes increased to 10.50%, plus the greater of (x) LIBOR and (y) 1.50%. Based upon the LIBOR rate currently in effect for the First Priority Notes, the effective interest rate on the First Priority Notes for the period beginning on May 30, 2010 and ending on June 30, 2010 is 12%. In connection with the interest rate increase on the First Priority Notes, Satmex made a payment on Wednesday, June 2, 2010 in the amount of $374,408.58, to the holders of the First Priority Notes.

About Satmex

Satélites Mexicanos, S.A. de C.V. is a leading satellite service provider in Latin America. The Satmex fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C- and Ku-Bands: Solidaridad 2, Satmex 5 and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of experience and landing rights in 46 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas. Visit www.satmex.com.

Press Contacts:
publicrelations@satmex.com

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.